Exhibit 21

Ergo Science Corporation

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Ergo Holdings, Inc.	Nevada
Ergo Science Development Corporation	Delaware
Ergo Research Corporation	Nevada
Ergo Texas Holdings, Inc.	Delaware
Lampcycle Limited	United Kingdom
Nexus Holdings Ltd	United Kingdom
Nexus Media Communications Ltd	United Kingdom
Nexus Business Media Ltd	United Kingdom
Nexus Commercial Media Ltd	United Kingdom
Harpers Wines & Spirits Ltd	United Kingdom
International Wine & Spirit Competition Ltd	United Kingdom
Columbus Travel Publishing Ltd	United Kingdom
Nexus Business Ltd	United Kingdom
Nexus Business Communications Ltd	United Kingdom